Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Niska
	Predecessor	Niska
	Year Ended March 31,					Six Months Ended September 30,
	2010	2011 (1)	2012	2013	2014	2014
Earnings:
Net earnings (loss) before income taxes	$121,149	$27,403	$(185,459)	$(62,543)	$(19,213)	$(64,043)
Less: capitalized interest	(574)	(2,018)	(4,077)	(2,928)	—	—
Total earnings (loss)	120,575	25,385	(189,536)	(65,471)	(19,213)	(64,043)

Fixed Charges:
Interest and debt expense	$38,119	$77,007	$74,630	$67,010	$66,315	$25,047
Capitalized interest	574	2,018	4,077	2,928	—	—
Portion of rentals representing an interest factor	653	1,079	4,957	3,742	3,980	2,114
Total fixed charges	39,346	80,104	83,664	73,680	70,295	27,161

Earnings (deficit) available for (applied to) fixed charges	159,921	105,489	(105,872)	8,209	51,082	(36,882)

Ratio of earnings to fixed charges	4.1x	1.3x	-1.3x	0.1x	0.7x	-1.4x

Dollar amount (in thousands) of deficiency in earnings to fixed charges	—	—	(105,872)	—	—	(36,882)

(1)                                 Represents data from Niska Predecessor for the period from April 1, 2010 to May 16, 2010 and data from Niska for the period from May 17, 2010 to March 31, 2011.